Exhibit 99.1*(a)

BRONX VENTURES INC.

MARKETABLE SECURITIES — OTHER INVESTMENTS

Schedule I

December 31, 2004

				Amount at Which The
	Number of			Portfolio is
Name of Issuer	Shares/Principal			Carried in the
and Title of Issuer	Amount of Bonds	Costs	Market Value	Books

Verdon Gold	5,000	$1,250	$1,151	$1,151

Las Vegas From Home.com Entertainment Inc.	1,642,500	$221,460	$381,742	$221,460

As per the attached financial statements, the following investments were held at the end of December 31, 2004:

          Investments      =   $222,611

Exhibit 99.1(b)

BRONX VENTURES INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS
PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

					Balance
	Balance Beginning of				End of Period
Name of Debtor	Period	Additions	(Collected)/ Paid	Amount Written off	Receivable (Payable)
2004
J. Wayne Murton	$—	(9,202)	—	—	$(9,202)
Cash held in trust on behalf of Las Vegas From Home.com Entertainment Inc.	$(138,361)	(445,309)	—	—	$(583,670)
Las Vegas From Home.com Entertainment Inc.	$(2,471)	212,323	2,471	—	$212,323
J. Kalpakian	$—	45,406	—	—	$45,406
Kalpakian Bros.of B.C.	$(70,930)		70,930	—	$—
2003
J. Kalpakian	$(8,801)	—	8,801	—	$—
B. Kalpakian	$(6,247)	—	6,247	—	$—
Cash held in trust on behalf of Las Vegas From Home.com Entertainment Inc.	$—	138,361	—	—	$(138,361)
Las Vegas From Home.com Entertainment Inc.	$26,821	(2,471)	26,821	—	$(2,471)
Kalpakian Bros.of B.C.	$—	70,930	—	—	$(70,930)
J. Wayne Murton	$(17,997)	—	17,997	—	$—
2002
J. Kalpakian	$—	(8,801)	—	—	$(8,801)
B. Kalpakian	$—	(6,247)	—	—	$(6,247)
Las Vegas From Home.com Entertainment Inc.	$(156,470)	—	183,291	—	$26,821
J.Wayne Murton	$(17,997)	(60)	—	—	$(17,997)

Exhibit 99.1*(c)

BRONX VENTURES INC.

PROPERTY, PLANT AND EQUIPMENT AND
ACCUMULATED AMORTIZATION (DEPRECIATION AND DEPLETION) THEREOF

Schedules III and IV

	Balance, Beginning		Disposals and		Balance,
	of Period	Additions	Retirements	Other Charges	End of Period
2004
Property, plant & equipment
Machinery & equipment	$161,606	—	—	—	$161,606
Accumulated amortization
Machinery and equipment	$(148,528)	(3,180)	—	—	$(151,708)
Net book value
Machinery & equipment	$13,078	(3,180)	—	—	$9,898
2003
Property, plant & equipment
Machinery & equipment	$161,606	—	—	—	$161,606
Accumulated amortization
Machinery and equipment	$(141,842)	(6,686)	—	—	$(148,528)
Net book value
Machinery & equipment	$19,764	(6,686)	—	—	$13,078
2002
Property, plant & equipment
Machinery & equipment	$161,606	—	—	—	$161,606
Accumulated depreciation
Machinery and equipment	$(135,155)	(6,687)	—	—	$(141,842)
Net book value
Machinery & equipment	$26,451	—	—	—	$19,764